Exhibit 99.1

WARRANT TERMINATION AGREEMENT

THIS WARRANT TERMINATION AGREEMENT, dated as of May [19th], 2026 (this “Agreement”), is by and between NaaS Technology Inc., an exempted limited company incorporated under the laws of the Cayman Islands with registration number 279511, of Maples Corporate Services Limited P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY-1104, Cayman Islands (the “Company”), and LMR MULTI-STRATEGY MASTER FUND LIMITED (the “Holder”).

RECITALS

WHEREAS, on June 4, 2025, the Company, together with other parties, entered into a Deed of Settlement (the “Settlement Deed”), as amended from time to time, with the Holder, pursuant to which on August 8, 2025 the Company issued to the Holder warrants (the “LMR Warrants”) to purchase Class A Ordinary Shares of the Company. A copy of the LMR Warrants is attached on Schedule A hereto;

WHEREAS, the Company and the Holder have agreed to (i) irrevocably terminate the LMR Warrants and (ii) the settlement payment arrangement in accordance with the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Representations and Warranties.

(a)	The Company represents and warrants to Holder that:

(i) the Company has full corporate power and authority to execute and deliver this Agreement;

(ii) the execution, delivery and performance of this Agreement by Company has been duly and validly authorized by all necessary corporate action on the part of Company, and no other corporate action on the part of Company, its board of directors or its shareholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement; and

(iii) this Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by Holder, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(b)	The Holder represents and warrants to the Company that:

(i) the Holder has full power and authority to execute and deliver this Agreement;

(ii) this Agreement has been duly executed and delivered by the Holder and, assuming the due execution and delivery by Company, constitutes the legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms;

(iii) the Holder is the sole legal and beneficial owner of the LMR Warrants and the Holder has not exercised, transferred, sold or otherwise assigned any of the LMR Warrants or any rights thereunder or with respect thereto;

(iv) the Holder acknowledges that the Company has made no representation regarding the potential or actual tax consequences for the Holder which will result from entering into the Agreement and from consummation of the transactions contemplated hereby;

(v) the Holder acknowledges that it bears complete responsibility for obtaining adequate tax advice regarding the Agreement and the transactions contemplated hereby;

(vi) the Holder has been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the transactions contemplated by Agreement which have been requested by the Holder;

(vii) The Holder has been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Holder or its representatives shall modify, amend or affect the Holder’s right to rely on the Company’s representations and warranties contained herein; and

(viii) The Holder acknowledges that all of the documents filed by the Company with the Securities and Exchange Commission (the “Commission”) under Sections 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that have been posted on the Commission’s EDGAR site are available to the Holder, and the Holder has not relied on any statement of the Company not contained in such documents in connection with the Holder’s decision to enter into this Agreement and the transactions contemplated hereby.

2. Termination of LMR Warrants. The Company and the Holder hereby agree that, upon the execution of this Agreement and payment of the first instalment of the Settlement Payment referred to in Section 4(a) hereof, the LMR Warrants set forth on Schedule A hereto and any and all rights thereunder or with respect to thereto are, in each case, irrevocably and unconditionally cancelled, terminated and declared null and void and shall be of no further force or effect.

3. Delivery of Warrants. The parties acknowledge that no physical delivery to the Company of the LMR Warrants shall be required.

4. Settlement Payment. In consideration of the termination of the LMR Warrants in Section 2 hereof, the Company agrees to pay the Holder an aggregate amount of US$4,500,000 (the “Settlement Payment”), of which (a) a first instalment of US$300,000 payable in full and without deduction by the Company on or before June 15, 2026, (b) a monthly instalment of US$300,000 payable in full and without deduction by the Company by the 25th day of each June and July of 2026, and (c) a monthly instalment of US$720,000 payable in full and without deduction by the Company by the 25th day of each calendar month from August to December of 2026. For the avoidance of any doubt, the second instalment will be due and payable on or before June 25, 2026 and each subsequent instalment due on or before the 25th day of each following month thereafter. Any payment under this Section 4 which is due to be made on a day that is not a Business Day shall be made on the next Business Day.

5. Default Remedies. If the Company fails to pay the Holder any instalment of the Settlement Payment on the due date and fails to make the payment within five Business Days of the original due date of such instalment (to accommodate any cross-border funds transfer requirements), the Holder may declare a default of the Company’s obligation under Section 4 by delivering a written notice to the Company and demand the Company to issue a new warrant (the “New Warrants”) within ten Business Days in substantially the same form as the LMR Warrants with the following changes: (i) the number of warrant shares in the preamble shall be changed from “10%” to the result of “10%*(US$4,500,000 - all instalment payments of the Settlement Payment that have already made by the Company under Section 4 of this Agreement)/US$4,500,000”; (ii) the amount of “US$11,000,000” in Section 7(c)(i) shall be replaced with the result of “US$11,000,000*(US$4,500,000 - all instalment payments of the Settlement Payment that have already made by the Company under Section 4 of this Agreement)/US$4,500,000” and (iii) the amount of “US$19,000,000” in Section 7(c)(i) shall be replaced with the result of “US$19,000,000*(US$4,500,000 - all instalment payments of the Settlement Payment that have already made by the Company under Section 4 of this Agreement)/US$4,500,000”. The Holder further agrees that the New Warrants shall constitute all remedies that the Holder is entitled to under Section 4 of this Agreement and upon the execution of the New Warrants, the Company is fully discharged from its obligations to pay any outstanding and future instalments of the Settlement Payment under the Section 4 of this Agreement. Nothing in this clause shall operate to limit or exclude any other rights or remedies of the Holder under this Agreement or otherwise at law or in equity, including (without limitation) in respect of any breach of this Agreement or failure by the Company to duly issue the New Warrants.

6. Termination of the Settlement Deed. For the avoidance of doubt, except as expressly amended by this Agreement, the Settlement Deed shall remain in full force and effect. The Holder expressly agrees and acknowledges that, if (A) the Rescheduled Payments (as defined in the Settlement Deed) have been paid by the Company in full and without deduction, and (B) the earliest occurrence of any of the followings: (x) the Settlement Payment in Section 4 of this Agreement have been paid by the Company in full and without deduction, or (y) the termination clause in the New Warrants which is substantially the same as Section 7(e) of the LMR Warrants has been satisfied, then all Rescheduled Obligations (as defined in the Settlement Deed) shall be immediately and automatically deemed to be completely and irrevocably discharged, and the Settlement Deed and all other Rescheduling Documents (as defined in the Settlement Deed) shall be terminated automatically and shall be of no further effect.

7.	Miscellaneous.

(a) Governing Law; Exclusive Jurisdiction. This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in, or in connection with, this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York, without regard to principles of conflicts of law or choice of law that would permit or require the application of the laws of another jurisdiction. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other party. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect, which rules are deemed to be incorporated by reference into this Section 8(d). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong. If either party to the arbitration does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC. The arbitration proceedings shall be conducted in English. Each of the Company and the Holder irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(b) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth below at or prior to 5:30 p.m. (New York, N.Y. time) on a Business Day, (b) the next Business Day after the time of transmission, if such notice or communication is delivered via email as set forth below on a day that is not a Business Day or later than 5:30 p.m. (New York, N.Y. time) on any Business Day, (c) the second Business Day following the date of delivery to the carrier, if sent by Federal Express or other U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth below, except to the extent a new address has been provided by notice under this Section 6(b).

Company Contact:

Newlink Center, Area G, Building 7, Huitong Times Square, No. 1, Yaojiayuan South Road, Chaoyang District, Beijing, PRC

Email: wangyang@newlink.com, steven@newlink.com, lyushanniang@newlink.com, tianzhenyu@newlink.com

Holder Contact:

LMR Multi-Strategy Master Fund Limited

c/o LMR Partners Limited

29th Floor, LHT Tower, 31 Queen’s Road Central, Hong Kong

Email: legal@lmrpartners.com; kane.wong@lmrpartners.com

(c) Defined Terms. Capitalized words and terms used and not otherwise defined in this Agreement and which are not otherwise descriptive shall have the meanings set forth in the Settlement Deed.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(e) Entire Agreement. This Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(f) Amendment. This Agreement may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

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IN WITNESS WHEREOF, this Warrant Termination Agreement has been duly executed by the parties set forth below as of the date first above written.

NAAS TECHNOLOGY INC.

By:	/s/ Wang Yang
	Name:	Wang Yang
	Title:	CEO & Director

LMR MULTI-STRATEGY MASTER FUND LIMITED

By:	/s/ Doris Wong
	Name:	Doris Wong
	Title:	Authorised Signatory, LMR Partners Limited, acting in its capaicty as investment manager to LMR Multi-Strategy Master Fund Limited

[SIGNATURE PAGE TO WARRANT TERMINATION AGREEMENT]

Schedule A

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

WARRANT TO PURCHASE CLASS A ORDINARY SHARES

NAAS TECHNOLOGY INC.

Issuance Date: August 8, 2025

THIS WARRANT TO PURCHASE CLASS A ORDINARY SHARES (the “Warrant”) certifies that, for value received, LMR MULTI-STRATEGY MASTER FUND LIMITED (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date on which the market capitalization of the Company, which shall be calculated based on the VWAP over the preceding twenty (20) consecutive Trading Days, reaches, at any point in time, no less than US$90,000,000 (the “Initial Exercise Date”) and on or prior to June 4th, 2035 (the “Termination Date”) but not thereafter, to subscribe for and purchase from NaaS Technology Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), up to such number of Class A Ordinary Shares representing 10% of the total issued and outstanding share capital of the Company on the Initial Exercise Date (as subject to adjustment hereunder, the “Warrant Shares”).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings set forth in this Section 1. Capitalized words and terms used and not otherwise defined herein and which are not otherwise descriptive shall have the meanings set forth in the Settlement Deed.

(a) “ADS” means American depositary share of the Company, each representing 3,200 Class A Ordinary Shares as of the date hereof.

(b) “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

(c) “Business Day” means any day that is not a day on which banking institutions in the Cayman Islands, Hong Kong, New York City or the PRC are authorized or required by law, regulation or executive order to be closed.

(d) “Class A Ordinary Shares” means the Company’s Class A Ordinary Shares, par value US$0.01 per share as of the date hereof.

(e) “Class B Ordinary Shares” means the Company’s Class B Ordinary Shares, par value US$0.01 per share as of the date hereof.

(f) “Class C Ordinary Shares” means the Company’s Class C Ordinary Shares, par value US$0.01 per share as of the date hereof.

(g) “Ordinary Shares” means the Company’s Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

(h) “PRC” means the People’s Republic of China.

(i) “Settlement Deed” means the deed of settlement dated 4 June 2025 entered into by and among the Company, the Holder, Newlink Digital Energy Limited, Wang Yang, Young King Holdings Limited, Young King Fortune Limited and Young King Luck Holdings Limited.

(j) “Trading Day” means a day on which the principal Trading Market is open for trading.

(k) “Trading Market” means any of the following markets or exchanges on which the ADSs are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the NYSE American, the New York Stock Exchange, the Expert Market, the Pink Limited Market, OTCID, OTCQB or the OTCQX (or any successors to any of the foregoing).

(l) “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York, N.Y. time) to 4:02 p.m. (New York, N.Y. time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported on the OTCID, the Pink Limited Market or the Expert Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the average closing price of the ADSs during the last twenty (20) consecutive days of trading on a Trading Market.

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole but not in part, at any time on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy (or e-mail attachment) of the Notice of Exercise in the form attached as Exhibit A hereto (the “Notice of Exercise”). The Holder and the Company agree that the payment of the aggregate Exercise Price for such exercise shall be made by the waiver and cancellation of certain indebtedness owed by the Company to the Holder in the amount described in Section 2(b) below. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall surrender this Warrant to the Company for cancellation within three Trading Days of the date on which the Notice of Exercise is delivered to the Company. Within three Business Days after the Initial Exercise Date, the Company and the Holder shall mutually agree on the total number of Warrant Shares purchasable under this Warrant.

(b) Exercise Price. The aggregate exercise price under this Warrant shall be equal to the outstanding indebtedness owed by the Company to the Holder under the Rescheduling Documents excluding the Rescheduled Payments, provided that this does not in any way affect, reduce or diminish the Holder’s entitlement to the Rescheduled Payments in accordance with the terms of the Settlement Deed (the “Exercise Price”). The Holder shall, as specified in the Notice of Exercise, pay the Exercise Price by acknowledging the amount of indebtedness owed by the Company to the Holder being cancelled in lieu of the payment of the aggregate Exercise Price for such exercise.

(c)	Mechanics of Exercise.

(i) Delivery of Warrant Shares Upon Exercise. The Company shall or shall cause its agent to issue the Warrant Shares subject to such exercise to the Holder or its designee, registered in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is within ten (10) Trading Days after the delivery to the Company of the Notice of Exercise (such date, the “Delivery Date”), provided, however, that such date shall automatically be extended by one additional Trading Day for each Trading Day in the period commencing on the date of delivery to the Company of the Notice of Exercise and ending on the date that is ten (10) Trading Days after such date, that is a day on which banking institutions in the jurisdictions in which the Registrar of Companies of the Cayman Islands are located are authorized by law, regulation or executive order to close.

(ii) Cash Alternative Election. Upon receiving a Notice of Exercise, the Company may, at its sole option, make an election (the “Cash Alternative Election”) to satisfy the exercise of the Warrant, in whole and not in part, by paying the Cash Alternative Amount to the Holder. The Company will inform the Holder of its exercise of the Cash Alternative Election by giving notice to the Holder in the form attached hereto as Exhibit B (the “Cash Alternative Election Notice”) within five (5) Trading Days after the Delivery Date (the “Cash Alternative Election Notice Date”) and will pay the Cash Alternative Amount to the Holder within ten (10) Trading Days after the Delivery Date. The “Cash Alternative Amount” is an amount in U.S. dollars equal to the lower of (A) Warrant Shares that would be deliverable upon exercising of the Warrant pursuant to the relevant Notice of Exercise multiplied by the VWAP of the ADSs over the three (3) Trading Days immediately following the Cash Alternative Election Notice Date, or (B) the applicable Redemption Price.

(iii) No Fractional Shares or Scrip. No fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to the corresponding price of such fraction or round down to the next whole share.

(iv) Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, and such Warrant Shares shall be issued in the name of the Holder. The Company shall pay all fees of the registered agent including, without limitation, all fees in connection with the issuance of the Warrant Shares and all fees to the registered agent required for same-day electronic delivery of the Warrant Shares.

(v) Closing of Books. The Company will not close its register of members or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3. Certain Adjustments.

(a) Share Dividends and Splits. If the Company, at any time after the Initial Exercise Date while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), as applicable, (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of Ordinary Shares or any share of the Company, as applicable, any shares of capital stock of the Company, then in each case the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted; provided, that any reduction in nominal value of Ordinary Shares without any dividend or distribution shall not lead to any such adjustment. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding (including, for the avoidance of doubt, Class A Ordinary Shares represented by ADSs).

(c)	Notice to Holder

(i) Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares (including Ordinary Shares represented by ADSs), (B) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any equity securities of any class or of any rights (including Ordinary Shares represented by ADSs), (C) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares or ADSs are converted into other securities, cash or property, or (D) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall deliver or cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares or ADSs of record shall be entitled to exchange their Ordinary Shares or ADSs for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously furnish such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4 Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company represents and warrants to the Holder that:

(a) Organization and Qualification. The Company is an entity incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, registration or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation nor default of any of the provisions of its respective certificate or articles of incorporation, memorandum and articles of association, bylaws or other organizational or charter documents.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Warrant and otherwise to carry out its obligations hereunder. The execution and delivery of this Warrant by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Warrant to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable laws.

(c) OFAC. None of Company, nor any of its controlled affiliates, or any director, officer, employee or agent of the Company or any of its controlled affiliates is a Sanctioned Person (as defined below). Each of the Company, its controlled affiliates and the directors, officers, employees and agents of the Company and its affiliates is in compliance with, and for the last five years has not violated, any of the Sanctions (as defined below), the U.S. Bank Secrecy Act, as amended by the USA Patriot Act of 2001, and the U.S. Money Laundering Control Act of 1986, as amended through the date hereof, and all other applicable anti-money laundering and economic sanctions laws and regulations of the United States or any other applicable jurisdiction. The Company and its controlled affiliates do not engage in any sales, transactions or other business with Sanctioned Persons (as defined below) or with individuals or entities located in or organized under the laws of countries subject to comprehensive sanctions programs administered by the U.S. government (currently Cuba, Iran, North Korea, Syria and the Crimea, Donetsk and Luhansk regions of Ukraine). For the purposes of this paragraph: (i) “Sanctions” means any of the laws, executive orders, regulations and rules related to sanctions programs administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”) or the U.S. Department of State (“State Department”), the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom. (ii) “Sanctioned Person” means any government, country, corporation or other entity, group or individual with whom or which the Sanctions prohibit or restrict a U.S., E.U. or U.K. Person from engaging in transactions, and includes without limitation any individual or corporation or other entity that appears on the OFAC list of Specially Designated Nationals and Blocked Persons (the “SDN List”) and other lists maintained by OFAC, the BIS Entity List, Denied Persons List and Unverified List, and the sanctions lists maintained by the State Department, as each such list may be amended from time to time.

Section 5 Representations and Warranties of the Holder. In connection with the transactions provided for herein, the Holder represents and warrants to the Company that:

(a) Organization; Authority. The Holder is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Warrant and otherwise to carry out its obligations hereunder. The execution and delivery of this Warrant and performance by the Holder of the transactions contemplated by this Warrant have been duly authorized by all necessary corporate action on the part of the Holder. This Warrant has been duly executed by the Holder, and when delivered by the Holder in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Holder, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. The Holder understands that this Warrant and the Warrant Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the this Warrant and the Warrant Shares as principal for its own account and not with a view to or for distributing or reselling this Warrant and the Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing this Warrant or any of the Warrant Shares in violation of the Securities Act or any applicable state securities law, and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of this Warrant or the Warrant Shares in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Holder’s right to sell the Warrant Shares in compliance with applicable federal and state securities laws).

(c) Investor Status. At the time the Holder was offered the Warrant, it was, and as of the date hereof it is, and on the date on which it exercises the Warrant it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

(d) Investment Experience. The Holder, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Warrant and the Warrant Shares, and has so evaluated the merits and risks of such investment. The Holder is able to bear the economic risk of an investment in the Warrant and the Warrant Shares and, at the present time, is able to afford a complete loss of such investment.

(e) OFAC. None of Holder, nor any of its controlled affiliates, or any director, officer, employee or agent of the Holder or any of its controlled affiliates is a Sanctioned Person. Each of the Holder, its controlled affiliates and the directors, officers, employees and agents of the Holder and its affiliates is in compliance with, and for the last five years has not violated, any of the Sanctions, the U.S. Bank Secrecy Act, as amended by the USA Patriot Act of 2001, and the U.S. Money Laundering Control Act of 1986, as amended through the date hereof, to the extent applicable to the Company and its controlled affiliates, and all other applicable anti-money laundering and economic sanctions laws and regulations of the United States or any other applicable jurisdiction. The Holder and its controlled affiliates do not engage in any sales, transactions or other business with Sanctioned Persons or with individuals or entities located in or organized under the laws of countries subject to comprehensive sanctions programs administered by the U.S. government (currently Cuba, Iran, North Korea, Syria and the Crimea, Donetsk and Luhansk regions of Ukraine).

Section 6. Transfer of Warrant.

(a) Transferability. This Warrant and all rights hereunder are not transferable by the Holder.

(b) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 7. Other Agreements of the Parties.

(a) Transfer Restrictions. The Warrant Shares may only be disposed of in compliance with state and federal securities Laws. In connection with any transfer of the Warrant Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of the Holder, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Warrant and shall have the rights and obligations of the Holder under this Warrant.

(b) No Guarantee. The Company and the Holder agree that nothing in this Warrant creates a covenant or undertaking of the Company that (i) it will continue to be listed on the NASDAQ or any Trading Market, or (ii) its market capitalization will reach or exceed US$90,000,000.

(c) Redemption of Warrant.

(i) Notwithstanding anything contrary to this section, under any circumstances and on or before the Termination Date, the Company shall have the right, but no obligation, to redeem by itself or designate its Affiliate(s) to redeem the Warrant or the Warrant Shares (if applicable, and including ADSs representing the Warrant Shares) in whole or in several instalments as the Company in its sole discretion determines (the “Redemption Right”) (A) at an aggregate consideration of US$11,000,000 at any time on or before the third (3rd) anniversary of the issuance date of this Warrant, or (B) at an aggregate consideration of US$19,000,000 at any time after the third (3rd) anniversary of the issuance date of this Warrant but prior to the Termination Date (such applicable price, the “Redemption Price”). In the event that the Company exercises the Redemption Right in instalments, the redemption price of each instalment shall be equal to the applicable Redemption Price multiplied by a fraction, the nominator of which shall be the portion of Warrant or the number of Warrant Shares or ADSs being redeemed, as applicable, and the denominator of which shall be the whole Warrant or the aggregate number of Warrant Shares or ADSs, as applicable (the “Instalment Redemption Price”).

(ii) The Company may exercise the Redemption Right by delivering a written notice to the Holder (the “Redemption Notice”). Each closing of the redemption of the Warrant or the Warrant Shares (if applicable, and including ADSs representing the Warrant Shares) pursuant to Section 7(c)(i) (each a “Redemption Closing”) will take place as soon as possible, and in any event, on or prior to twenty (20) Business Days after the date of the applicable Redemption Notice. At each Redemption Closing, subject to applicable law, the Company or the Affiliate(s) designated by the Company (collectively, “Redemption Party”) will, from any source of assets or funds legally available therefor, redeem the applicable Warrant or the Warrant Shares (including ADSs representing the Warrant Shares) by paying in cash therefor the applicable Redemption Price or Instalment Redemption Price against surrender by the Holder of the applicable Warrant, the Warrant Shares or the ADSs.

(iii) From and after (A) in the event the Company redeems the Warrant, Warrant Shares or ADSs in whole, the Redemption Closing, or (B) in the event the Company redeems the Warrant, Warrant Shares or ADSs in instalments, the last Redemption Closing, subject to the Holder having received the applicable Redemption Price from the Redemption Party, all rights of the Holder will cease with respect to the Warrant and/or the Warrant Shares and/or the ADSs, and the Warrant, the Warrant Shares and the ADSs (as applicable) will be cancelled and will not thereafter be transferred on the books of the Company or be deemed outstanding for any purpose whatsoever.

(iv) The Holder shall be solely responsible for paying any and all taxes (including, but not limited to, federal, state, foreign and local taxes) and any related penalties, fines, and interest arising out of or related to redemption of the Warrant and/or the Warrant Shares and/or the ADSs as set forth in this Section 7(c).

(d)	Resales of Warrant Shares

(i) With a view to making available to the Holder the benefits of Rule 144 under the Securities Act (“Rule 144”) (or its successor rule) and any other rule or regulation of the U.S. Securities and Exchange Commission (the “SEC”) that may at any time permit the Holder to sell the Warrant Shares to the public without registration, the Company covenants and agrees to use all best efforts to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, until such date as the Holder no longer holds any Warrant Shares; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) furnish electronically to the Holder upon request, as long as such Holder owns any Warrant Shares, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 20-F or interim financial statements on Form 6-K, and (C) such other information as may be reasonably requested in order to avail the Holder of any rule or regulation of the SEC that permits the selling of any such Warrant Shares without registration.

(ii) Without prejudice to the Company’s Redemption Right as set forth in Section 7(c), on any date on or after which the market capitalization of the Company, which shall be calculated based on the VWAP over the preceding twenty (20) consecutive Trading Days, reaches no less than US$400,000,000, the Company shall upon request cooperate, and shall procure that its registrar, transfer agent, depositary bank and any other relevant agents cooperate, with the Holder to facilitate the timely preparation and delivery of ADSs representing the Warrant Shares to be sold pursuant to Rule 144 free of any restrictive legends and representing such number of Warrant Shares and registered in such names as the Holder may reasonably request to the extent permitted by Rule 144 to effect sales of Warrant Shares.

(e)	Termination of the Settlement Deed.

The Holder expressly agrees and acknowledges that, if (A) the Rescheduled Payments (as defined in the Settlement Deed) have been paid by the Company in full and without deduction, and (B) the earliest occurrence of any of the followings: (x) the Company exercises the Redemption Right pursuant to Section 7(c) hereof and the applicable Redemption Price have been paid in full to the Holder by the Redemption Party, or (y) the Holder exercises the Warrant in whole and the Warrant Shares are issued to, and registered in the name of, the Holder or its designee pursuant to this Warrant, or (z) the Termination Date, then all Rescheduled Obligations (as defined in the Settlement Deed) shall be immediately and automatically deemed to be completely and irrevocably discharged, and the Settlement Deed and all other Rescheduling Documents (as defined in the Settlement Deed) shall be terminated automatically and shall be of no further effect; provided that in the event of the foregoing sub-clause (B)(y), Sections 7(a), 7(c), 7(d) and 8 shall survive the termination of the Rescheduling Documents.

Section 8. Miscellaneous.

(a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(c)(i), except as expressly set forth in Section 3.

(b) Loss, Theft, Destruction, or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of such Warrant.

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d) Governing Law; Exclusive Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed in accordance with the laws of the State of New York. Any dispute, controversy or claim arising out of or relating to this Warrant, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other party. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect, which rules are deemed to be incorporated by reference into this Section 8(d). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. The Chairman of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong. If either party to the arbitration does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the HKIAC. The arbitration proceedings shall be conducted in English. Each of the Company and the Holder irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(e) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

(f) No Listing or Quotation. This Warrant is not listed or quoted on any securities exchange or quotation system and will not be publicly traded.

(g) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York, N.Y. time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York, N.Y. time) on any Trading Day, (c) the second Trading Day following the date of delivery to the carrier, if sent by Federal Express or other U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto, except to the extent a new address has been provided by notice under this Section 8(g).

(h) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Class A Ordinary Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(i) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(j) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(k) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(l) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(m) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company and the Holder have caused this Warrant to be executed by its respective officer thereunto duly authorized as of the date first above indicated.

NAAS TECHNOLOGY INC.

By:	/s/ Wang Yang
	Name:	Wang Yang
	Title:	CEO & Director

LMR MULTI-STRATEGY MASTER FUND LIMITED

By:	/s/ Shane Cullinane
	Name:	Shane Cullinane
	Title:	Chief Operating Officer, LMR Partners LLP, acting in its capacity as Investment Manager of LMR Multi-Strategy Master Fund Limited

EXHIBIT A

NOTICE OF EXERCISE

TO: NAAS TECHNOLOGY INC.

(1) The undersigned hereby elects to purchase                              Warrant Shares (“Warrant Shares”) of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) In consideration of the purchase of the said Warrant Shares, the undersigned hereby agrees to irrevocably waive and cancel the total outstanding indebtedness owed by the Company to the undersigned under the Rescheduling Documents excluding the Rescheduled Payments specified in the deed of settlement dated 4 June 2025 entered into by and among the Company, the undersigned and other parties thereto.

(3) Please issue said Warrant Shares in the name of the undersigned.

LMR MULTI-STRATEGY MASTER FUND LIMITED

By :

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

EXHIBIT B

CASH ALTERNATIVE ELECTION NOTICE

TO: LMR MULTI-STRATEGY MASTER FUND LIMITED

Reference is made to the Notice of Exercise dated                                executed by LMR MULTI-STRATEGY MASTER FUND LIMITED (the “Holder”) in connection with its election to purchase                            Warrant Shares (“Warrant Shares”) of NaaS Technology Inc. (the “Company”) pursuant to the terms of the attached Warrant.

The Company hereby makes the Cash Alternative Election pursuant to Section 2(c)(ii) of the Warrant, and agrees to pay to the Holder the Cash Alternative Amount of US$                                         on or prior to __________________

.

NAAS TECHNOLOGY INC.

By:
Name:
Title: